SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

NOTICE TO SHAREHOLDERS

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLICLY TRADED COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”)  (BM&FBovespa: [ELET3; ELET6]) hereby informs its shareholders that, as approved at the General and Extraordinary Shareholders' Meeting held on April 28, 2017 ("General Meeting"), the Company will pay Interest on Equity (“JCP”) to the Company's shareholders of preferred shares classes "A” and "B”, as provided in Article 8 of the Company's Bylaws.

The total gross value of Interest on Equity to be paid to the holders of preferred shares issued by the Company is approximately R$ 433,962 (four hundred and thirty-three million, nine hundred sixty-two thousand reais), equivalent to R$ 2.17825658673 per preferred share class "A" and R$ 1.63369244005 per preferred share class "B", on the base-date December 31, 2016.

These amounts will be updated based on the positive variation of the SELIC rate, pro rata temporis, from January 1st, 2017 until the effective payment date, which will occur in due course as resolved by the shareholders meeting at the General Meeting, until December 31, 2017, in Compliance with article 205, paragraph 3, of Federal Law No. 6,404 of December 15, 1976, as amended.

The updated amounts per share of the respective Interest on Equity will be duly disclosed by the Company on the occasion of its payment, and it will be entitled to receive the Interest on Equity the Company's shareholders holding preferred shares of classes "A" and "B" in the shareholder base of April 28, 2017, and, as of May 2nd, 2017, including, the preferred shares of class "A" and "B" issued by the Company will be traded "ex" these Interest on Equity.

	12.31.16	04.28.17
Class of Shares	R$/Share	R$/Share
PREF "A"	R$ 2.17825658673	R$ 2.26103408409
PREF "B"	R$ 1.63369244005	R$ 1.69577556307

NOTICE TO SHAREHOLDERS

The payment to shareholders will be made with withholding Income Tax ("IRRF") equivalent to 15% (fifteen percent), pursuant to current legislation. The withholding of IRRF related to JCPs and monetary update will be applied to all shareholders, except for those who prove to be in situations of immunity or tax exemption under the Law, by forwarding to Eletrobras a "Term of Declaration and Commitment" Whose model is available through the electronic address: www.eletrobras.com/elb/ri, and it must be presented signed by the legal representatives of the respective shareholder, with a signature recognized in a notary's office, accompanied by documentation capable of proving its representation .

For shareholders with shares held by the Brazilian Clearing and Depository Corporation ("CBLC"), the amounts will be paid to the "CBLC", which will pass along them to the shareholders, through the custody agents. The payment to the other shareholders will be made through current account credit, according to the registration data of the respective shareholders, existing in Banco Bradesco S.A. The shareholders, whose records are out of date, should go to a Bradesco branch to update the registration data and receive the interest on equity.

For American Depositary Receipts (ADRs) traded in the New York Stock Exchange - NYSE, the payment will be made through JPMorgan Chase Bank, N.A., the depositary bank of the above metioned ADRs.

Rio de Janeiro, May 2nd, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.